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Filed by Sanchez Computer Associates, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to
Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

News Release	SANCHEZ INNOVATE

From:	Sanchez Computer Associates, Inc. 40 Valley Stream Parkway Malvern, PA 19355 USA
Contacts:	Todd Pittman, Chief Financial Officer Tel: 1-610-578-4100 Fax: 1-610-296-7371 todd.pittman@sanchez.com	Greg Ryan, Investor Relations Officer Tel: 1-610-578-4252 Fax: 1-610-296-7371 greg.ryan@sanchez.com

Sanchez Exceeds Fourth Quarter Revenue Guidance and
Posts Record Annual Revenue of $96.4 Million

        MALVERN, Pa., Feb. 10, 2004—Sanchez Computer Associates Inc. (Nasdaq: SCAI) today reported the company exceeded its quarterly revenue and hit its earnings estimates with revenue of $24.2 million and a net loss of $755,000, or $(0.03) per share for the fourth quarter ended Dec. 31, 2003. In addition, the company reported 2003 annual revenues increased by $3.4 million to a record high of $96.4 million from $93.0 million achieved in 2002. The company also reported an annual net loss of $10.2 million, or $(0.38) per share, which included a $9.5 million impairment charge, compared to 2002's annual net earnings of $3.9 million, or $0.15 per share.

        On Jan. 28, Sanchez announced it signed a merger agreement with Fidelity National Financial Inc. (NYSE:FNF), a Fortune 500 provider of products and outsourced services and solutions to financial institutions and the real estate industry. Pursuant to the agreement, Fidelity Information Services Inc., which is a subsidiary of FNF, will acquire all of Sanchez's common stock for an amount equal to $6.50 per share. The consideration will be paid in cash and FNF stock.

        When comparing fourth quarter 2003 to fourth quarter 2002, revenues decreased approximately 8 percent to $24.2 million from $26.1 million. The company reported a net loss of $755,000, or $(0.03) per share in 2003's fourth quarter compared to net earnings of $2.1 million, or $0.08 per share reported in 2002's fourth quarter. To help improve future operating margin performance, the company took steps during 2003's fourth quarter to reduce its cost base by approximately $8 million annually. Those steps included a reduction in workforce and broad-based salary reductions. As a result, the company took a restructuring charge of approximately $1.3 million in the fourth quarter of 2003 primarily related to employee severance costs.

Divisional Reporting

        Based on the company's divisional unit reporting structure, implemented in 2003's first quarter, the company's Banking Solutions Division reported fourth quarter 2003 revenue of $8.6 million and annual revenues of $36.5 million for 2003. Revenues from this division are generated from software licenses, enhancement fees, and maintenance fees.

        The Wealth Management Division reported fourth quarter 2003 revenue of $2.4 million and annual revenues of $10.4 million for 2003. Revenues from this division are generated from software license, enhancement, and maintenance fees derived from wealth management products.

        The Outsourcing Division reported fourth quarter 2003 revenue of $6.3 million, and annual revenues of $23.7 million for 2003. Revenues from this division are generated from fees for processing and services provided to clients using the outsourcing platform.

        The Global Services Division reported fourth quarter 2003 revenue of $5.8 million, and annual revenues of $21.2 million for 2003. Revenues from this division are generated from fees related to banking implementations, product customization projects, training, project management and consulting.

2003 Highlights

        For 2003, the company had many additional highlights, which included:

  •
  The Charles Schwab Corporation launched its direct bank, Charles Schwab Bank, N.A., on a Sanchez outsourcing solution incorporating the full suite of Sanchez bank technology and operations infrastructure solutions.

  •
  ING Direct U.K. became the sixth ING Direct bank to launch its direct savings business on the Sanchez Profile™ real-time, transaction processing solution.

  •
  Sanchez became the first financial services software vendor in the world to have a core bank processing system run in a production environment on the Linux operating system when First Mortgage KFT of Hungary went live with the solution.

  •
  Sumitomo Mitsui Banking Corporation (SMBC), the world's third largest banking institution, migrated its Paris corporate banking operations to a Sanchez solution. The migration of the Paris operations marked SMBC's fifth Sanchez Profile implementation.

  •
  Warsaw, Poland-based Bank DZ, formerly Bank Amerykanski w Polsce S.A., implemented a Sanchez banking solution.

  •
  RBC Financial Group, Canada's largest financial institution and a leading North American diversified financial services company, went live with Sanchez Funds, a comprehensive mutual fund order management system. Approximately 1,600 RBC financial planners and relationship advisors at 1,300 domestic branches now provide third-party mutual fund order management services using Sanchez Funds.

Conference Call Information

        The company has scheduled a conference call today at 5 p.m. Eastern Standard Time (EST) to discuss the results and expectations for future performance. For listen-only access to the conference call, please call the toll-free conference number, 800-223-9488, by 4:50 p.m. EST, and reference the conference ID—"Sanchez." Alternatively, to listen to the call on the Web, go to the Sanchez Web site, www.sanchez.com, and click on the link provided on the home page. Please do this at least 15 minutes prior to the call (4:45 p.m. EST) to register, download and install any necessary audio software. For those who cannot listen to the Web broadcast, it will be posted on the company's Web site two hours after the call is completed and will remain on the site through March 1. A telephone replay also will be available two hours after the conference call through Feb. 24, and can be accessed by calling toll-free: 800-839-4198. In addition, a transcript will be available 48 hours later and will be posted on the company's Web site.

About Sanchez

        Sanchez Computer Associates Inc. (Nasdaq: SCAI), headquartered in Malvern, Pa., is a global leader in developing software and services that provide banking, securities, customer integration, wealth management and outsourcing solutions to nearly 400 financial institutions in 22 countries. For more information, visit www.sanchez.com.

        This press release does not constitute an offer of any securities for sale or a solicitation of a proxy. In connection with the proposed transaction, FNF and Sanchez will file a registration statement, prospectus and proxy statement with the Securities and Exchange Commission. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the registration statement, prospectus, proxy statement, and related documents when they become available from the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of these documents may also be obtained at Sanchez's website at www.sanchez.com and at FNF's website at www.fnf.com. In addition to the registration statement, prospectus and proxy statement, Sanchez and FNF file annual, quarterly and current reports, proxy statements and information with the SEC. You may read and copy any reports, statements or other information filed by Sanchez or FNF at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Sanchez and FNF filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov. This news release contains forward-looking statements about Sanchez and may include, without limitation, statements concerning Sanchez's expectations of the impact of 2003's fourth quarter restructuring charge on the company's performance and the expected benefit of the cost-reduction plans. When used in this news release, the words "anticipate," "estimate," "expect," "intend," "plan," "project" and variations of these words and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties. Actual outcomes could differ materially from those expressed in any such forward-looking statement due to a variety of factors including those identified in the company's Form 10-K for 2002, which was filed with the Securities and Exchange Commission (SEC) on March 31, 2003, and other Sanchez filings with the SEC. The company assumes no obligation to update any forward-looking statements. Sanchez and Sanchez Profile are trademarks of Sanchez Computer Associates Inc. All other company and product names may be trademarks of their respective organizations.

SANCHEZ COMPUTER ASSOCIATES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(all amounts in thousands)

	Dec. 31, 2003	Dec. 31, 2002
Cash and cash equivalents	$28,539	$31,572
Accounts receivable, net	12,715	14,138
Contracts in process	3,244	4,851
Deferred product and service expense	10,252	8,343
Other current assets	2,360	7,092

Total current assets	57,110	65,996
Property and equipment, net	4,193	5,528
Deferred product and service expense	3,005	11,496
Goodwill and intangibles, net	25,953	32,350
Other non-current assets	11,477	5,727

Total assets	$101,738	$121,097

Deferred product and service revenue	$23,745	$22,804
Other current liabilities	11,369	13,388

Total current liabilities	35,114	36,192
Deferred product and service revenue	3,878	18,150
Other non-current liabilities	521	—
Minority interest	233	209
Shareholders' equity	61,992	66,546

Total liabilities and shareholders' equity	$101,738	$121,097

Note: Certain amounts have been reclassified to conform to the current presentation.

SANCHEZ COMPUTER ASSOCIATES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(all amounts in thousands, except for per share amounts)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2003	2002	2003	2002
Revenues
Products	$4,300	$8,230	$22,673	$18,728
Services	8,229	7,105	28,789	32,207
Processing	4,589	4,596	18,426	18,431
Software maintenance fees and other	5,938	5,203	21,933	18,207
Customer reimbursements	1,144	1,011	4,583	5,445

Total revenues	24,200	26,145	96,404	93,018

Operating expenses
Product development	5,443	4,350	21,563	15,727
Product support	1,548	1,732	6,451	6,149
Services	6,257	5,228	22,935	19,923
Processing	4,142	3,992	16,241	16,294
Sales and marketing	3,007	3,761	12,955	13,056
General, administrative and other	2,946	2,637	11,786	10,871
Customer reimbursements	1,144	1,011	4,583	5,445
Impairment charge	—	—	9,500	—
Restructuring charge	1,328	—	1,644	752

Total operating expenses	25,815	22,711	107,658	88,217

Earnings (loss) from operations	(1,615)	3,434	(11,254)	4,801
Interest income, net	61	85	280	975
Gain (loss) on investment	—	(393)	156	(393)
Foreign exchange	40	26	(154)	160

Earnings (loss) before income taxes	(1,514)	3,152	(10,972)	5,543
Income tax provision (benefit)	(759)	1,040	(736)	1,669

Net earnings (loss)	$(755)	$2,112	$(10,236)	$3,874

Basic earnings (loss) per average common share	$(0.03)	$0.08	$(0.38)	$0.15
Diluted earnings (loss) per average common share	$(0.03)	$0.08	$(0.38)	$0.15
Weighted-average common shares outstanding	26,933	26,503	26,843	26,202
Weighted-average common and dilutive shares outstanding	26,933	26,817	26,843	26,482

Note: Certain amounts have been reclassified to conform to the current presentation.

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SANCHEZ COMPUTER ASSOCIATES, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (all amounts in thousands)
SANCHEZ COMPUTER ASSOCIATES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (all amounts in thousands, except for per share amounts)